Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE OPTIONHOLDERS

Subject:	BrainsWay Ltd. Offer to Exchange Eligible Options for New Options

To:	All Eligible Optionholders

Date:	May 4, 2021

We are pleased to announce that BrainsWay Ltd. (“BrainsWay,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, Tuesday, May 4, 2021. You are receiving this email because you are eligible to participate and exchange certain outstanding share options for replacement share options with modified terms. The terms of the Exchange Offer are described in detail in the attached Offer to Exchange Eligible Options for New Options, dated May 4, 2021 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed using the following link:

https://investors.brainsway.com/sec-filings

If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you one or more “New Options” with modified terms, as described in the Offer Documents. The exercise price of your New Options will be different than your Eligible Options (the “New Exercise Price”), equal to the following:

-	For Eligible Optionholders who are not subject to U.S. taxation (each, a “Non-U.S. Taxed Optionholder”): US$4.675 (NIS15.26 based on January 25, 2021 US$/NIS exchange rate of 1/3.265) (being the closing price per American Depositary Share (“ADS”) of Brainsway, as reported on Nasdaq on January 25, 2021, the last day of trading prior to the approval of the Exchange Offer by the Board of Directors (the “Board”) of the Company), divided by 2 to reflect the exercise price per Ordinary Share (the “Initial Board Approval Date Price”).

-	For Eligible Optionholders who are subject to U.S. taxation (each, a “U.S. Taxed Optionholder”): the greater of (i) the Initial Board Approval Date Price and (ii) the closing price per ADS as reported on Nasdaq on May 4, 2021, which is the commencement date of the Exchange Offer, divided by 2 to reflect the exercise price per Ordinary Share.

The New Options will remain subject to the same vesting schedule that was previously in place, provided, however, that employees subject to Israel Section 102 of the Israeli Income Tax Ordinance, 1961 and the Income Tax Regulations (Tax Relieves in Allocation of Shares to Employees), 2003 promulgated thereunder will need to hold through the trustee such options for a period of two years from the date which will be the later of the date the New Option is granted or the filing date of the tax ruling's application, before selling the Ordinary Shares.

Attached to this email is an Election Form listing your “Eligible Options,” which includes all outstanding share options granted to you. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email accounts (each of which the “Exchange Accounts”):  either Dana Zohar (in Israel) at HRIsrael@brainsway.com or Eileen Riordan (in the United States) at HRUS@brainsway.com

Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to the Exchange Account. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which is attached to this email, to the Exchange Account.

The Exchange Offer will expire at 5:00 p.m., Eastern Time, on Wednesday, June 2, 2021 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, BrainsWay must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, BrainsWay must receive your Notice of Withdrawal by the Expiration Time.

Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. BrainsWay recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at https://investors.brainsway.com/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.